

August 17, 2009

Via U.S. Mail and Facsimile (44 (0) 20 7869 8119)

Ian J. Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Portland House
Stag Place
London SW1E 5RS
United Kingdom

> **Re:**   **Global Ship Lease, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 25, 2009**
> **File No. 1-34153**

Dear Mr. Webber:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5
Global Ship Lease's vessel's may call on ports located in countries that are subject to restrictions imposed by the United States government, which could negatively affect the trading price of its common shares, page 19

1. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Syria, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any services you have provided to those countries, including the nature of any cargoes you have shipped

to or from those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. In addition, we note that your disclosure states that you may call on ports in countries subject to sanctions and embargoes and those identified as state sponsors of terrorism <u>such as</u> Iran and Syria. Please tell us whether you have any contacts with Sudan and Cuba, countries also identified by the U.S .State Department as state sponsors of terrorism, and, if so, provide the same information regarding those contacts as we requested regarding your contacts with Iran and Syria in comment 2 above. In this respect, we note from CMA CGM's website that it maintains an office in Sudan and provides shipping services to Cuba. We note that you were previously a wholly subsidiary of CGM CMA and that they currently own 45% of your stock and also charter all of your fleet, among other relationships between the companies.

3. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba as described in response to the foregoing comments. You should address materiality both in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years, and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ian J. Webber
Global Ship Lease, Inc.
August 17, 2009
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance